Exhibit 99.1

Draganfly to Present at Aegis Conference

Los Angeles, CA. April 27, 2023 – Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8) (“Draganfly” or the “Company”), award-winning, industry-leading drone solutions, and systems developer, today announced it will be presenting a company overview at the Aegis Capital Corp. conference on May 2nd at 11:25 AM EDT. The conference occurs from May 2nd to May 4th, from 9 AM to 5 PM EDT.

Aegis Capital Corp. will be hosting three full days of discussions and presentations across various industries. More than 400 attendees are confirmed for the event, including representatives from leading institutions, Aegis financial advisors, lawyers, and IR firms. Aegis brings companies together to share their vision with the investing public and allows everyone to gain insight into the latest developments for each company.

“We are thrilled to have the opportunity to present at this year’s Aegis conference,” said Cameron Chell, President and CEO of Draganfly. “It’s an amazing opportunity for us to share our achievements in 2022 and provide insights on our strategies to capitalize on opportunities in 2023 and beyond.”

To access the virtual conference, please click here.

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8) is the creator of quality, cutting-edge drone solutions, software, and AI systems that revolutionize how organizations can do business and service their stakeholders. Recognized as being at the forefront of technology for over 24 years, Draganfly is an award-winning industry leader serving the public safety, agriculture, industrial inspections, security, mapping, and surveying markets. Draganfly is a company driven by passion, ingenuity, and the need to provide efficient solutions and first-class services to its customers around the world with the goal of saving time, money, and lives.

For more information on Draganfly, please visit us at www.draganfly.com.

For additional investor information, visit https://www.thecse.com/en/listings/technology/draganfly-inc, https://www.nasdaq.com/market-activity/stocks/dpro, or https://www.boerse-frankfurt.de/aktie/draganfly-inc.

Media Contact

Arian Hopkins

email: media@draganfly.com

Company Contact

Email: info@draganfly.com